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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No.   )*

                         TIS Mortgage Investment Company
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                                 (Name of Issuer)

                              Shares of Common Stock
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                          (Title of Class of Securities)

                                    8725 27 10
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                                  (CUSIP Number)

                Marc C. Krantz , Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                  March 27, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 8725 27 10
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Turkey Vulture Fund XIII, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                689,700
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               689,700
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     689,700
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.5%
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14   TYPE OF REPORTING PERSON*
     OO
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
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     This original Schedule 13D Statement is filed on behalf of Turkey Vulture
Fund XIII, Ltd. (the "Fund"), an Ohio limited liability company, for the purpose of reporting certain acquisitions by the Fund of shares of common stock, $0.001 par value per share, of TIS Mortgage Investment Company, a Maryland corporation.

Item 1.   Security and Issuer.

     This Schedule 13D Statement relates to the shares of common stock, $0.001 par value per share (the "Shares"), of TIS Mortgage Investment Company, a Maryland corporation ("TIS"), which has its principal executive offices at 655 Montgomery Street, Suite 800, San Francisco, California, 94111.

Item 2.   Identity and Background.

     (a) The person filing this Schedule 13D is Turkey Vulture Fund XIII, Ltd. (the "Fund"). Richard M. Osborne is the sole manager of the Fund.

     (b) The business address of the Fund and Mr. Osborne is 7001 Center Street, Mentor, Ohio 44060.

     (c) The principal business of the Fund is to acquire, hold, sell or otherwise invest in all types of securities and other instruments. Mr. Osborne is President and Chairman of the Board of OsAir, Inc., a property developer and manufacturer of industrial gases for pipeline delivery. OsAir, Inc. is located at 7001 Center Street, Mentor, Ohio 44060.

     (d)  Negative with respect to the Fund and Mr. Osborne.

     (e)  Negative with respect to the Fund and Mr. Osborne.

     (f) The Fund is an Ohio limited liability company. Mr. Osborne is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     The Shares reported herein as having been acquired by the Fund were purchased for the aggregate purchase price of approximately $760,000 with working capital of the Fund.

Item 4.   Purpose of Transaction.

     The Fund purchased the Shares to acquire a significant minority interest in TIS for the purposes of investment. Depending on market conditions, developments with respect to TIS's business and other factors, the Fund reserves the right to dispose of or acquire additional Shares.

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CUSIP No. 8725 27 10

     Pursuant to the instructions for items (a) through (j) of Item 4 of
Schedule 13D and except as set forth above in this Item, neither the Fund nor Mr. Osborne presently has any plans or proposals that relate to or would result in any of the following:

     (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving TIS or any of its subsidiaries;

     (ii) the sale or disposition of a material amount of assets of TIS or any of its subsidiaries;

     (iii)  a change in the present board of directors or management of TIS;

     (iv) a material change in the present capitalization or dividend policy of TIS;

     (v)    a material change in the business or corporate structure of TIS;

     (vi) a change to the articles of incorporation or bylaws of TIS or an impediment to the acquisition of control of TIS by any person;

     (vii)  the delisting from any national securities exchange of the Shares;

     (viii) a class of equity securities of TIS becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (ix) any action similar to any of those enumerated in (i) through (viii) above.

     Subject to applicable laws and regulations, the Fund and Mr. Osborne may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (ix) above.

Item 5.   Interest in Securities of the Issuer.

     (a) According to the most recently available filing with the Securities and Exchange Commission by TIS, there are 8,105,880 Shares outstanding.

          The Fund beneficially owns 689,700 Shares, or approximately 8.5% of the outstanding Shares. As the sole manager of the Fund, Mr. Osborne may be deemed to beneficially own such Shares.

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CUSIP No. 8725 27 10

     (b) Mr. Osborne, as sole manager of the Fund, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by the Fund.

     (c) During the past 60 days, the Fund purchased Shares in the following open market transactions:


                                                      Approx. Per Share Price
         Date                 Number of Shares        (Excluding Commissions)
        ------                ----------------        -------------------------
     February 14, 1997             50,000                   $1.25
     March 5, 1997                 50,000                   $1.13
     March 6, 1997                 26,900                   $1.00
     March 7, 1997                 35,100                   $1.12
     March 14, 1997                24,800                   $1.13
     March 19, 1997                   600                   $1.13
     March 20, 1997                 1,600                   $1.13
     March 21, 1997                94,200                   $1.13
     March 27, 1997               126,700                   $1.13
     April 1, 1997                120,000                   $1.13
     April 3, 1997                  3,000                   $1.13

     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Not applicable.

Item 7.   Material to be Filed as Exhibits.

          Not applicable.
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CUSIP No. 8725 27 10

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 7, 1997                    Turkey Vulture Fund XIII, Ltd.


                                        /s/ Richard M. Osborne
                                        ------------------------------
                                        Richard M. Osborne, Manager